EXHIBIT 99.1

Ero Copper Announces Voting Results of Annual General Meeting of Shareholders

VANCOUVER, British Columbia, April 27, 2022 (GLOBE NEWSWIRE) -- Ero Copper Corp. (TSX: ERO, NYSE: ERO) (“Ero” or the “Company”) reported the voting results from its annual general meeting of shareholders held today in a virtual-only format conducted by live audio teleconference. A total of 76,996,438 common shares were represented at the meeting, being 85.33% of the issued and outstanding common shares of the Company as at the March 7, 2022 record date. Shareholders voted in favour of all items of business before the meeting, including the re-election of management’s nominees as directors for the ensuing year and the advisory vote on executive compensation. Detailed results of the votes are presented below.

Each item of business voted upon at the meeting is described in detail in the Company's Management Information Circular dated March 8, 2022 (the “Circular”), which is available on the Company's website (www.erocopper.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

ELECTION OF DIRECTORS

Each of the nine nominees in the Circular were re-elected as directors of the Company for the ensuing year, and the outcome of the vote by ballot was as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Director Nominee	For	Withheld	For	Withheld
Christopher Noel Dunn	71,129,099	1,413,951	98.05%	1.95%
David Strang	72,433,163	109,887	99.85%	0.15%
Lyle Braaten	67,150,302	5,392,748	92.57%	7.43%
Steven Busby	71,571,422	971,628	98.66%	1.34%
Dr. Sally Eyre	64,584,767	7,958,283	89.03%	10.97%
Robert Getz	71,292,135	1,250,915	98.28%	1.72%
Chantal Gosselin	72,223,489	319,561	99.56%	0.44%
John Wright	72,422,185	120,865	99.83%	0.17%
Matthew Wubs	72,431,725	111,325	99.85%	0.15%

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Professional Accountants, was re-appointed as the auditor of the Company for the ensuing year, and the directors of the Company were authorized to fix the remuneration to be paid to the auditor, and the outcome of the vote by ballot was as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
Appointment of Auditor	For	Withheld	For	Withheld
KPMG LLP	76,968,226	28,212	99.96%	0.04%

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation as described in the Circular was approved, and the outcome of the vote by ballot was as follows:

	Number of Common Shares Voted		Percentage of Votes Cast
	For	Against	For	Against
Advisory Vote on Executive Compensation	67,576,063	4,966,986	93.15%	6.85%

ABOUT ERO COPPER CORP

Ero Copper Corp is a high-growth, clean copper producer with operations in Brazil and corporate headquarters in Vancouver, B.C. The Company's primary asset is a 99.6% interest in the Brazilian copper mining company, Mineração Caraíba S.A. ("MCSA"), 100% owner of the MCSA Mining Complex, which is comprised of operations located in the Curaçá Valley, Bahia State, Brazil, where the Company currently mines copper from the Pilar and Vermelhos underground mines and the Surubim open pit mine, and the Boa Esperança development project, an IOCG-type copper project located in Pará, Brazil. The Company also owns 97.6% of NX Gold S.A. ("NX Gold") which owns the NX Gold Mine, an operating gold and silver mine located in Mato Grosso, Brazil.

ERO COPPER CORP.

/s/ David Strang	For further information contact:
David Strang, CEO	Courtney Lynn, VP, Corporate Development & Investor Relations (604) 335-7504
info@erocopper.com